FORM 11-K
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON D.C.  20549
                               ANNUAL REPORT
                         PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1994:

A.   Full title of Plan:
                         Anthem Electronics, Inc.
                            Salary Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
                          Arrow Electronics, Inc.
                              25 Hub Drive
                           Melville, NY 11747

Item 1.   Changes in the Plan

     During 1994, the Plan sponsor merged with Arrow Electronics, Inc. (Arrow) under the provisions of the Agreement and Plan of Merger by and among Arrow Electronics, Inc., MTA Acquisition Company and Anthem Electronics, Inc. dated September 21, 1994.
In connection with this merger, on December 8, 1994, each share of Anthem Electronics, Inc. common stock held by the Plan was exchanged for .875 shares of Arrow Electronics, Inc. common stock.

     In connection with this merger, Arrow has decided to terminate the Anthem Electronics, Inc. Salary
Savings Plan as of August 31, 1995 and to transfer the assets to the Arrow Electronics, Inc. Savings Plan effective
September 1, 1995. Upon termination of the Plan, participants will become fully vested in their accounts.

Item 2.   Changes in investment policy

     No material changes occurred during the 1994 fiscal year in respect to the nature of the investment policies in which funds held under the Plan were invested.

                              Page 1 of 18

Item 3.   Contributions under the Plan

     Anthem Electronics, Inc. makes matching cash contributions to the Plan. The Company's contributions are allocated ratably among participants based upon the participant's contributions to the Plan. For purposes of allocation of benefits, participant contributions in excess of 6% of annual compensation are excluded.

Item 4.   Participating employees

     The Plan had 597 participating employees at December 31,
1994.

Item 5.   Administration of the Plan

     During 1994, the Plan was administrated by a committee comprising employees of Anthem Electronics, Inc. No person received compensation from the Plan in the role of administrative committee member.

 Name of           Position held
 committee member  with issuer               Address

 Robert S. Throop  Chief Executive Officer   1160 Ridder Park Drive
                                             San Jose, CA 95131

 Wayne B. Snyder   Senior Vice President and 1160 Ridder Park Drive
                   Chief Financial Officer   San Jose, CA 95131

 Robert E. Lyon    Vice President Human      1160 Ridder Park Drive
                    Resources                 San Jose, CA 95131

Item 6.   Custodian of investments

     The custodian of Plan assets is Fidelity Management Trust Company (Fidelity or the Trustee) located at 82 Devenshire Street, Boston, MA 02109. Fidelity is a Massachusetts Trust Company registered under the Investment Company Act of 1934.

     During the year ended December 31, 1994, the Plan did not pay Fidelity any compensation as custodian of investments as all Trustee fees are paid by the Company.

Item 7.   Reports to participating employees

     Participants receive quarterly reports from the Trustee summarizing the transactions and market value changes.

                             Page 2 of 18

Item 8.   Investment of funds

     No brokerage fees were paid to Fidelity or any other party on behalf of the Plan.

Item 9.   Financial statements and exhibits

     (a)  Financial statements -   Audited financial statements
                                   of the Anthem Electronics,
                                   Inc. Salary Savings Plan as of
                                   and for the years ended
                                   December 31, 1994 and 1993.

     (b)  Exhibit 1 -              Agreement and Plan of Merger,
                                   Dated as of September 21,
                                   1994, By and Among Arrow
                                   Electronics, Inc., MTA
                                   Acquisition Company and
                                   Anthem Electronics, Inc.
                                   (incorporated by reference to
                                   Exhibit 2 to the Company's
                                   Registration Statement on Form
                                   S-4, Commission File No.
                                   35-54413)



     (d)  Exhibit 2 -              Consent of Independent
                                   Accountants


                         SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                       ANTHEM ELECTRONICS, INC.
                                        SALARY SAVINGS PLAN


Date  June 28, 1995                     By  /s/ Robert S. Throop
                                        Robert S. Throop
                                        Chief Executive Officer
                                 Page 3 of 18



                    CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the use of our name on our report, dated May 15, 1995, with respect to the financial statements and schedules of the Anthem Electronics, Inc. Salary Savings Plan for the years ended December 31, 1994 and 1993, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.




                                   MOHLER, NIXON & WILLIAMS
                                   Accountancy Corporation

Campbell, California
June 26, 1995
                             Page 4 of 18
                         ANTHEM ELECTRONICS, INC.
                           SALARY SAVINGS PLAN

                           FINANCIAL STATEMENTS

                        DECEMBER 31, 1994 AND 1993

                             Page 5 of 18

To the Participants and Plan
Administrator of the Anthem Electronics, Inc.
Salary Savings Plan

                     INDEPENDENT ACCOUNTANTS' REPORT

     We have audited the accompanying statements of net assets available for plan benefits of Anthem Electronics, Inc. Salary Savings Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1994, (2) loans or fixed obligations and (3) reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                        Page 6 of 18

The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.




                                   MOHLER, NIXON & WILLIAMS
                                   Accountancy Corporation
Campbell, California
May 15, 1995
                               Page 7 of 18

ANTHEM ELECTRONICS, INC.
SALARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                  December 31,
                                             1994              1993


Investments, at contract value           $  2,241,523      $ 2,479,535
Investments, at fair value                 12,693,573       10,879,999
Cash and cash equivalents                     810,910          463,931


Assets held for investment purposes        15,746,006       13,823,465
Employer contribution receivable              180,980                -


Net assets available for plan benefits   $ 15,926,986      $13,823,465

See independent accountants' report and
accompanying notes to financial statements.

                                Page 8 of 18

                    ANTHEM ELECTRONICS, INC.
                      SALARY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN  BENEFITS

For the years ended December 31, 1994 and 1993

                                    Fidelity Management Trust Company

                                       Money    Intermediate              Equity                   Growth      Managed     Anthem
                                      Market       Bond       Puritan     Income     Magellan     Company      Income       Stock
                                       Fund        Fund        Fund        Fund        Fund         Fund        Fund        Fund

Net assets available for plan
   benefits at December 31, 1992      $488,599    $705,896    $820,343  $1,642,791  $2,129,554     $767,500  $2,451,366  $1,385,804


Employer's contribution                 36,971      44,272      85,227      94,929     188,550       70,984     115,346      76,291

Participants' contributions/rollover   110,111     135,473     270,645     278,838     654,968      227,625     338,242     233,105

Withdrawals/distributions              (41,814)    (58,749)    (65,675)   (136,239)   (195,441)     (63,618)   (173,442)   (238,957)

Dividends and interest                  15,849      60,192     161,538      82,005     307,558       90,469     148,528       2,591

Net appreciation (depreciation) in
   fair value of investments                        23,259      47,708     292,812     279,555       39,369                (319,589)

Net loan activities                     (4,748)        969         688        (802)     (3,321)      14,313       7,890       1,221

Transfers in/out                      (141,037)    (64,054)    286,603       6,005     191,913     (156,904)   (408,395)    285,869


Increase (decrease) in net assets      (24,668)    141,362     786,734     617,548   1,423,782      222,238      28,169      40,531


Net assets available for plan
   benefits at December 31, 1993       463,931     847,258   1,607,077   2,260,339   3,553,336      989,738   2,479,535   1,426,335


Employer's contribution                 91,066      25,457      73,278      68,055     140,954       54,717      71,413      63,037

Participants' contributions/rollover   124,125     195,171     350,997     275,599     802,192      316,543     248,758     250,286

Withdrawals/distributions              (44,736)    (87,935)   (147,672)   (114,235)   (422,159)    (119,138)   (490,520)   (133,934)

Dividends and interest                  22,151      54,314     144,522     229,302     154,332       46,386     127,306         990

Net appreciation (depreciation) in
   fair value of investments                       (72,119)   (113,741)   (221,871)   (229,751)     (70,300)                275,047

Net loan activities                       (640)    (12,265)    (28,143)    (16,839)    (25,890)       1,179     (13,035)    (27,325)

Transfers in/out                       155,013    (227,866)    (75,191)    (89,254)   (131,090)     (30,617)   (181,934) (1,854,436)


Increase (decrease) in net assets      346,979    (125,243)    204,050     130,757     288,588      198,770    (238,012) (1,426,335)


Net assets available for plan
   benefits at December 31, 1994      $810,910    $722,015  $1,811,127  $2,391,096  $3,841,924   $1,188,508     $2,241,523  $     -

See independent accountants' report and
accompanying notes to financial statements.

                                 Page 9 of 18



                             ANTHEM ELECTRONICS, INC.
                               SALARY SAVINGS PLAN

       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS (CONT'D)

                 For the years ended December 31, 1994 and 1993

                                       Arrow                         Employer
                                       Stock         Participant     Contribution
                                       Fund          Loans           Receivable       Total
Net assets available for plan
  benefits at December 31, 1992                      $246,970                          $10,638,823

Employer's Contribution                                                                    712,570

Participant's contributions/rollover                                                     2,249,007

Withdrawals/distribution                              (34,844)                          (1,008,779)

Dividends and interest                                                                     868,730

Net appreciation (depreciation) in
 fair value of investments                                                                 363,114

Net loan activities                                   (16,210)

Transfers in/out                                                                                 -

Increase (decrease) in net assets                     (51,054)                           3,184,642

Net assets available for plan
  benefits at December 31, 1993                       195,916                           13,823,465

Employer's contribution                                          $180,980                  768,957

Participants' contributions/rollover       $29,760                                       2,593,431

Withdrawals/distributions                   (9,125)   (66,869)                          (1,636,323)

Dividends and interest                          86                                         779,389

Net appreciation (depreciation) in
  fair value of investments                 30,802                                            (401)

Net loan activities                         (2,283)   125,241

Transfers in/out                         2,435,375

Increase (decrease) in net assets        2,484,615     58,372      180,980                2,103,521

Net assets available for plan
  benefits at December 31, 1994          2,484,615    254,288      180,980               15,926,986


                                  See independent accountants' report and
                               accompanying notes to financial statements.

                                   Page 10 of 18




                         ANTHEM ELECTRONICS, INC.
                           SALARY SAVINGS PLAN

                      NOTES TO FINANCIAL STATEMENTS

                        December 31, 1994 and 1993

Note 1 - The Plan and its significant accounting policies:

     The following description of the Anthem Electronics, Inc.
Salary Savings Plan (the Plan) provides only general information.
Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan covering all full-time employees of Anthem Electronics, Inc. (the Company or
Anthem) who have a minimum of six months of service and are age
21 or older.

     During 1994 Anthem merged with Arrow Electronics, Inc. (Arrow). All Anthem stock was exchanged for Arrow stock (see
Note 5) according to the provisions of the Agreement and Plan of Merger by and among Arrow Electronics, Inc., MTA Acquisition Company and Anthem Electronics, Inc. dated September 21, 1994 (the Agreement).

     The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company has appointed an Administrative Committee (the Committee) to control the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee. All expenses incurred for administering the funds are paid by the Company.

Investments -

     Investments of the Plan are held by Fidelity and invested in Fidelity mutual funds, guaranteed investment contracts, and money market accounts as well as Arrow common stock (see Note 5) based solely upon instructions received from participants. Plan assets are valued at contract or fair value as of the last day of the Plan year, as measured by contract value (purchase price plus interest) or quoted market prices.

                                 Page 11 of 18
Vesting -

     Participants are immediately vested in their voluntary contributions. Vesting in the remainder of their accounts is based on years of continuous service. A participant is fully vested after five years of credited service.

Income taxes -

     The Plan administrator believes the Plan qualifies under the applicable requirements of the Internal Revenue Code and related state statutes and is exempt from federal income and state franchise taxes.

Note 2 - Participation and benefits:

Employee contributions -

     Participants may elect to have the Company contribute a percentage, from 1% to 12%, of their pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation.

Employer contributions -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matches 50% of participants contributions up to a maximum participant contribution of 6%. Matching contributions are reduced by the amount of forfeitures for the period.

Participant accounts -

     Each participant's account is credited with the participant's contribution and an allocation of a) the Company's contribution, and b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan.

Payment of benefits -

     Upon termination, benefits are paid in full in a lump-sum amount equal to the value of the participant's account, or by monthly installments over a specified period.

                               Page 12 of 18
Loans to participants -

     The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Plan administrator.

Note 3 - Plan obligations:

     Included in net assets available for Plan benefits at December 31, 1993 are benefits due to terminated Plan participants of approximately $10,000.

Note 4 - Investments:

     The following table presents the contract or fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                       1994            1993

     Money Market Fund           $     810,910   $     463,931
     Intermediate Bond Fund            722,015         847,258
     Puritan Fund                    1,811,127       1,607,077
     Equity Income Fund              2,391,096       2,260,339
     Magellan Fund                   3,841,924       3,553,336
     Growth Company Fund             1,188,508         989,738
     Managed Income Fund             2,241,523       2,479,535
     Anthem Stock Fund                       -       1,426,335
     Arrow Stock Fund                2,484,615               -
     Participant Loans                 254,288         195,916

     Total investments at contract
       or fair value               $15,746,006     $13,823,465

                                Page 13 of 18
Note 5 - Party in interest transactions:

     As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company, or subsequent to the merger described in Note 1, in the common stock of Arrow. On December 8, 1994, each share of Anthem Electronics, Inc. common stock held by the Plan was exchanged for .875 shares of Arrow Electronics, Inc. common stock under the provisions of the Agreement. Aggregate investment in the common stock of the respective companies at December 31, 1994 and 1993 was as follows:

   Date    Company     Number of shares   Fair value     Cost

   1994     Arrow         69,258        $2,484,615   $2,453,261
   1993     Anthem        49,397         1,426,335    1,349,811

Note 6 - Plan termination and/or modification:

   In connection with the merger of Anthem and Arrow, Arrow has decided to terminate the Anthem Electronics,Inc. Salary Savings Plan as of August 31, 1995 and to transfer the assets to the Arrow Electronics, Inc. Savings Plan effective September 1, 1995. Upon termination of the Plan, participants will become fully vested in their accounts.

                         ANTHEM ELECTRONICS, INC.
                           SALARY SAVINGS PLAN

                                 FORM 5500

                          SUPPLEMENTAL SCHEDULES

                             DECEMBER 31, 1994


The following items of Schedule G - Form 5500 are not applicable at December 31, 1994:


     Item No.   Description

     27a        Part II - Schedule of Assets Held for Investment
                Purposes Which Were Both Acquired and Disposed of
                Within the Plan Year

     27c        Part IV, Schedule of Leases in Default or
                Classified as Uncollectible

     27e        Part VI, Schedule of Nonexempt Transactions

     27f        Part VII, Schedule of Nonexempt Transactions

ANTHEM ELECTRONICS, INC.
SALARY SAVINGS PLAN
                                                          E.I.N.:  95-2550381
                                                          Plan #:  001

ITEM 27a, PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1994

(a)          (b)                                               (c)                  (d)                 (e)
                                               Description of investment including
         Identity of issue, borrower,          maturity date, rate of interest,                      Current
         lessor, or similar party              collateral, par or maturity value    Cost               Value

         Fidelity Management Trust Company:
           Money Market Fund                   Money Market Fund                   $810,910            $810,910
           Intermediate Bond Fund              Mutual Fund                          757,077             722,015
           Puritan Fund                        Mutual Fund                        1,851,338           1,811,127
           Equity Income Fund                  Mutual Fund                        2,224,728           2,391,096
           Magellan Fund                       Mutual Fund                        3,835,495           3,841,924
           Growth Company Fund                 Mutual Fund                        1,172,698           1,188,508
           Managed Income Fund                 Investment Contracts               2,241,523           2,241,523
  *      Arrow Stock Fund                      Employer Securities                2,453,261           2,484,615
  *      Participant Loans (7% to 9%)          Loan Fund                                 -              254,288

         Total assets held for investment
           purposes                                                                                 $15,746,006




  *      Parties-in-interest

ANTHEM ELECTRONICS, INC.
SALARY SAVINGS PLAN
                                                          E.I.N.:  95-2550381
                                                          Plan #:001

ITEM 27b, PART III  - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

For the year ended December 31, 1994


(a)         (b)               (c)        (d)        (e)        (f)           (g)                                      (h)        (i)
                                                                        Detailed description of loan including
                                                                        dates of making and maturity, interest
                                      Amount received during Unpaid     rate, type and value of collateral, any
                           Original     1994                 balance    renegotiation of the loan and the terms     Amount overdue
      Identity and address  amount                           at end     of the renegotiation and other material
      of obligor            of loan   Principal  Interest    of year        items                                  Principal  Intere

 *       James Forbes        $6,031       $480       $133     $3,935 (1)Date of loan:         05/15/92                 $613     $3,3
                                                                        Interest rate             7.50%
                                                                        Maturity date         05/09/97

 *       Daniel Tautges       2,635        120         37      2,019 (1)Date of loan:         11/24/92                  365      1,6
                                                                        Interest rate             7.00%
                                                                        Maturity date         11/11/97

 *    Parties-in-interest

(1) These loans are secured by the participant's remaining account balance.

  ANTHEM ELECTRONICS, INC.
     SALARY SAVINGS PLAN
                                                     E.I.N.:  95-2550381
                                                     Plan #:  001

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

For the year ended December 31, 1994


             (a)                       (b)             (c)         (d)       (e)      (f)        (g)          (h)          (i)
                               Description of asset                                 Expense               Current value
                               (including interest rate                             incurred              of asset on
                               and maturity in case  Purchase    Selling    Lease     with     Cost of    transaction    Net gain
 Identity of party involved        of a loan)         price       price     rental transaction  asset         date      or (loss)
Fidelity Management Trust Company:
    Money Market Fund          Money Market Fund     $576,201                                  $576,201      $576,201        $ -
    Money Market Fund          Money Market Fund                 $229,221                       229,221       229,221          -
    Intermediate Bond Fund     Mutual Fund            347,159                                   347,159       347,159          -
    Intermediate Bond Fund     Mutual Fund                        400,283                       410,484       400,283     (10,201)
    Puritan Fund               Mutual Fund            886,489                                   886,489       886,489          -
    Puritan Fund               Mutual Fund                        568,699                       566,157       568,699       2,542
    Equity Income Fund         Mutual Fund            727,048                                   727,048       727,048          -
    Equity Income Fund         Mutual Fund                        347,420                       316,182       347,420      31,238
    Magellan Fund              Mutual Fund          1,456,234                                 1,456,234     1,456,234          -
    Magellan Fund              Mutual Fund                        937,896                       937,510       937,896         386
    Growth Company Fund        Mutual Fund            533,528                                   533,528       533,528          -
    Growth Company Fund        Mutual Fund                        264,458                       253,300       264,458      11,158
    Managed Income Fund        Investment Contracts   611,605                                   611,605       611,605          -
    Managed Income Fund        Investment Contracts               849,617                       849,617       849,617          -
*Anthem Stock Fund             Employer Securities  1,353,744                                 1,353,744     1,353,744          -
*Anthem Stock Fund             Employer Securities              3,055,126                     2,703,556     3,055,126     351,570
*Anthem Stock Fund             Employer Securities  2,466,033                                 2,466,033     2,466,033          -
*Anthem Stock Fund             Employer Securities                 12,221                        12,772        12,221        (551)


* Parties-in-interest